

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

March 21, 2007

By U.S. Mail and Facsimile

Mr. B. Gordon Brooke, President
Patterson Brooke Resources Inc.
#21 – 2398 Haines Road
Mississauga, Ontario
CANADA L4Y 1Y6

> **Re: Patterson Brooke Resources Inc.
> Amendment No. 2 to Registration Statement on Form SB-2
> Filed March 19, 2007
> File No. 333-139797**

Dear Mr. Brooke:

We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 Amendment No.2

General

1. We note your response to prior comment 2 from our letter dated March 8, 2007. In the response, you indicate that you expect the registrant to have sufficient funds to "carry out our initial exploration program … while still leaving enough cash to defray all other anticipated company expenses up to at least December 31, 2007…." You make a similar assertion at page 7 in the revised risk factor. Add a new risk factor to emphasize that the company's "liquidity" depends on whether its controlling stockholder decides not to demand repayment of the $40,000 in loans, which are to be payable on demand at any time. Make corresponding disclosure elsewhere in the prospectus as appropriate and necessary for balance.

2. Provide the disclosure that Item 303(a)(1)(i) of Regulation S-B requires, including an explicit statement regarding whether the small business issuer "will have to raise additional funds in the next twelve months." The current disclosure only covers the period through December 31, 2007.

3. Further revise the document as necessary to eliminate any inconsistencies, such as those noted in comment 2 from the March 8 letter. For example, the following items in the "Liquidity and Capital Resources" section do not appear to total:

   - "unpaid accounts payable of $3,674 including $1,192 to related parties leaving a net amount owing to non-related third party creditors of $2,462" and

   - the balance of $1,415 "cash after expenses paid," which is shown following the statement at the top of page 27 that the second $20,000 advance purportedly will enable the registrant to "meet its expected cash needs over the remainder of 2007." This suggests that the entry is intended to reflect a positive cash balance rather than a deficit amount; in any event, it appears not to give effect to the unpaid accounts payable of $3,674.

4. File as exhibits all material contracts, including the newly referenced "agreed amount of $1,000 per month" in management fees, which you suggest will be deferred if necessary. We may have additional comments.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: C. Moncada-Terry
       T. Levenberg

       <u>By facsimile</u>
       Conrad C. Lysiak
       509-747-1770